Clearwater Analytics Holdings, Inc.

777 W. Main Street

Suite 900

Boise, ID 83702

(208) 918-2400

September 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Lindsey, Kathleen Collins, Edwin Kim, and Jan Woo

Re:	Clearwater Analytics Holdings, Inc.
Registration Statement on Form S-1
Filed August 30, 2021
File No. 333- 259155

Ladies and Gentlemen:

Clearwater Analytics Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-259155, as amended, to 4:00 p.m., Eastern Time, on September 23, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ross M. Leff of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4947, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Alphonse Valbrune
Alphonse Valbrune
Chief Legal Officer